

Mail Stop 3561

February 9, 2016

Glenda Flanagan
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re: Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2015**
> **Filed November 13, 2015**
> **File No. 0-19797**

Dear Ms. Flanagan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

For 10-K for the Fiscal Year Ended September 27, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 21

1. We note your statement that your results are highly dependent on comparable store sales. We further note that your comparable store sales have declined over the last three years and within each year have generally declined each quarter. We also note your statements that your comparable store sales are difficult to predict in the current competitive landscape and may get marginally worse before they get better. Given the importance of this metric to your results and its significant decline over the last three fiscal years, please tell us and disclose in more detail the factors that contributed to this decline, such as any

significant declines in prices, including significant increases in your promotional activity, any significant declines in the volume of items sold, any change in the mix of products being sold or any other material factors that had a significant impact on the decline in your comparable store sales. While this decline in comparable store sales may ultimately be driven by your competitive environment, we believe a more detailed discussion of changes in intermediate factors such as price and volume will provide more transparency to your investors as to how you are affected by this competition, any steps management has taken to mitigate the impact of this competition and the success of management's strategies. Refer to Item 303(a)(3)(iii) of Regulation S-K and SEC Release No. 33-8350.

Selling, General and Administrative Expenses, page 21

2. We note your analysis of selling, general and administrative (SG&A) expenses describes the change in SG&A expenses as a percentage of sales. We further note from your disclosure on page 41 that these expenses include retail operational expenses, marketing and corporate and regional administrative support costs. These types of expenses do not appear directly variable with the dollar amount of your sales. Therefore, please revise your disclosure to also analyze changes in SG&A expense on an absolute dollar basis to provide your investors with greater transparency into the increase in your expenses. In this regard, your SG&A expenses increased by $440 million from fiscal 2014 to fiscal 2015, and your current discussion of the change in asset impairment charges, one-time termination charges, implementation of California's new paid sick leave law and stock compensation only explains $85 million of this increase. Please tell us and disclose the material factors that contributed to the remaining increase of $355 million. Refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

3. Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Critical Accounting Policies

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, page 27

4. We note you recorded asset impairment charges in fiscal 2015 related to property and equipment which totaled approximately $48 million. We further note that the related critical accounting policy appears to repeat the information contained in the accounting policy footnote to your financial statements, along with a general statement that the use of alternative assumptions and judgments could produce significantly different results.

While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. To better achieve this objective, please revise your critical accounting policy to describe the key estimates and assumptions you use to determine the impairments you record and address why these estimates and assumptions bear the risk of change. Please also explain the uncertainty associated with these estimates and assumptions by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please also provide a related sensitivity analysis. Lastly, expand your disclosures to address the level at which you assess long-lived assets for impairment and to provide information regarding known trends, uncertainties or other factors that are reasonably likely to result in additional material impairments in future periods. Refer to Section V of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 33

5. Please tell us how you have complied with Rule 5-02.20 of Regulation S-X. In this regard, we note your quantified disclosure of insurance liabilities and construction accruals. Please tell us whether there are any additional items included in other current liabilities that exceed five percent of total current liabilities.

(3) Fair Value Measurements, page 44

6. Please tell us how you complied with the non-recurring fair value measurement disclosures related to the impairment charge, as required by ASC 820-10-50-2(a). Also refer to the example of these disclosures at ASC 820-10-55-100.

(5) Property and Equipment, page 45

7. Refer to the $48 million impairment charge you recorded related to property and equipment. Please tell us and revise to include a description of the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products